UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                           (Amendment No. 17)*
                                         ---

                                 CBS Inc.
- -----------------------------------------------------------------
                             (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                124845 10 8
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                               (CUSIP Number)

        Barry Hirsch, Senior Vice President and Secretary
                        Loews Corporation
   667 Madison Avenue, New York, New York 10021 (212) 545-2920
- -----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                             August 19, 1994
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      (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1

                               SCHEDULE 13D
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CUSIP No. 124845 10 8
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)/ /
     N/A                                                  (b)/ /
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3 SEC USE ONLY

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4 SOURCE OF FUNDS*
         WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR  2(e)                             / /
         N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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   NUMBER OF    7 SOLE VOTING POWER
     SHARES          3,029,375
 BENEFICIALLY ---------------------------------------------------
    OWNED BY    8 SHARED VOTING POWER
      EACH              0
   REPORTING  ---------------------------------------------------
     PERSON     9 SOLE DISPOSITIVE POWER
      WITH           3,029,375
              ---------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                        0
- -----------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,029,375
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                    / /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.49%
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14 TYPE OF REPORTING PERSON*
        HC
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                            Page 2

                       AMENDMENT NO. 17
                             to
                        SCHEDULE 13D
                    relating to CBS Inc.

     This Amendment No. 17 to Schedule 13D, as amended, filed by Loews Corporation, a Delaware corporation, ("Loews"), relates to the Common Stock, $2.50 par value per share (the "Shares"), of CBS Inc., a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. All of the Shares referred to herein as beneficially owned by Loews are owned by L.T. Holding Corp. a wholly-owned subsidiary of Loews ("Loews Holdings").

Item 5.  Interest in Securities of the Issuer
         ------------------------------------
      Item 5 is hereby supplemented as follows:
      "On August 19, 1994 Loews Holdings tendered all of the 3,029,375 Shares owned by it pursuant to the Issuer's previously reported Offer to Purchase 3,500,000 Shares at $325 per share (the "Offer"). The actual number of Shares which will be purchased by the Issuer pursuant to the Offer will be determined in accordance with the terms of the Offer, based upon the aggregate number of Shares properly tendered and not withdrawn."

                              Page 3

                             SIGNATURE

     The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                LOEWS CORPORATION




                                By: Barry Hirsch
                                    Senior Vice President
                                    and Secretary

Dated:  August 19, 1994



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